DUNDEE CORPORATION RENEWS ITS NORMAL COURSE ISSUER BID

FOR IMMEDIATE RELEASE

March 28, 2008 – Dundee Corporation (“Dundee” or the “Company”)(DC.A – TSX) today announced that purchases of a maximum of 4,663,952 of its class A subordinate voting shares (“Subordinate Voting Shares”), representing approximately 10% of its public float, as of March 19, 2008, by means of a normal course issuer bid through the facilities of The Toronto Stock Exchange (“TSX”), will commence on April 1, 2008 and will terminate no later than March 31, 2009. Dundee may purchase an aggregate of up to 42,625 Subordinate Voting Shares during any trading day which represents 25% of its average daily trading volume for the most recently completed six calendar months prior to TSX acceptance of the notice of normal course issuer bid, other than pursuant to block purchase exemptions. As of March 19, 2008, the Company had 72,456,633 Subordinate Voting Shares outstanding.  The purchases will be made in accordance with the Policies and rules of the TSX.  The price paid for any Subordinate Voting Shares acquired will be the market price at the time of purchase and all Subordinate Voting Shares purchased under the bid will be cancelled.

Dundee Corporation made no purchases through the facilities of the TSX under a normal course issuer bid which commenced on April 1, 2007 and will expire March 31, 2008.

Dundee Corporation believes that the purchase of its Subordinate Voting Shares at current market values represents a good long-term investment for the Company.

Dundee Corporation is an asset management company dedicated to private wealth management, real estate and resources that, combined, reflect $64 billion under management and administration. Its domestic wealth management activities are carried out through its controlled subsidiary, DundeeWealth Inc. Dundee Corporation's real estate activities are conducted through its 77% owned subsidiary, Dundee Realty Corporation which operates as an asset manager of commercial real estate with activities in a land and housing business in Canada and the United States. Resource activities are carried out through its wholly owned subsidiary, Dundee Resources Limited.

FOR FURTHER INFORMATION PLEASE CONTACT:

Dundee Corporation

Joanne Ferstman

Executive Vice President

& Chief Financial Officer

(416) 365-5010